EXHIBIT 20(B)


                      FEDERAL DEPOSIT INSURANCE CORPORATION

                                    FORM F-3

                                 CURRENT REPORT

           UNDER SECTION 13 OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AUGUST 20, 1997

                             THE BANK OF SOUTHINGTON

                 (EXACT NAME OF BANK AS SPECIFIED IN CHARTER)

                              130 NORTH MAIN STREET
                       SOUTHINGTON, CONNECTICUT 06489-0670
                          (ADDRESS OF PRINCIPAL OFFICE)


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                     HUBCO, INC. AND THE BANK OF SOUTHINGTON
                           SIGN A DEFINITIVE AGREEMENT

The Bank of Southington (AMEX: BSO) today announced the signing of a definitive agreement with HUBCO, Inc. (NASDAQ: HUBC) to merge The Bank of Southington into Lafayette American Bank and Trust Company, HUBCO's Connecticut banking subsidiary. In the merger, each share of Southington common stock will be exchanged for HUBCO common stock valued at $21.00, provided that the median closing sales price of HUBCO common stock during a pricing period prior to closing is between $27.50 and $35.00. If the median HUBCO common stock price during the pricing period is at or above $35.00. Southington shareholders will receive .6 of a share of HUBCO for each share of Southington common stock. If the median HUBCO price during the pricing period is at or below $27.50, Southington shareholders will receive .764 of a share of HUBCO for each share of Southington Common stock. The Southington Board of Directors have certain rights to terminate the deal if the median HUBCO stock price during the pricing period is below $22.00. The $21.00 value is equal to 229% of Southington's book value and 22.6 times Southington's 1996 earnings per share.

In connection with the transaction Southington has issued an option to HUBCO which, based on certain events, could result in the issuance of 275,000 Southington common shares to HUBCO. The transaction, which is expected to be treated as a tax-free exchange to holders of Southington common stock, will be accounted for as a pooling of interest.


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Lafayette American Bank will have assets of approximately $1.4 billion and 30 banking offices. Hudson United Bank, HUBCO's Northern New Jersey banking subsidiary has 57 offices and $1.7 billion in assets.

Kenneth T. Neilson, HUBCO's Chairman, President and CEO commented "We are pleased that The Bank of Southington has chosen to join the HUBCO family. The investments which HUBCO has made in products and technology over the past two years will bring new products and services to Southington's customers while the acquisition will continue HUBCO's drive to increase revenues and achieve efficiencies."

Roman Garbacik, Chairman of the Southington Board said, "The Board of Directors after a lengthy review process is pleased to reach an agreement with HUBCO. While HUBCO is a much larger institution it has a similar mission as the Bank of Southington -- to provide superior banking services to its customers, better than average industry returns on investments to stockholders, but in no event to risk the safety and soundness of the Bank. We plan on keeping all our branches open along with our convenient hours and personal services, but now will be adding those addition services we have been unable to provide in the past. HUBCO is a preferred SBA lender which will allow us to directly underwrite these loans and speedup the approval process, there will be 24 hour telephone banking, loans by phone, trust services, brokerage services, a two day turn around on most loan requests under $250,000.00, generally a two hour consumer loan turnaround, and alternative investment vehicles for customers."

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The merger is subject to approval by the Federal and Connecticut bank regulatory authorities and the shareholders of Southington, as well as other customary conditions. The Bank of Southington is a $130 million asset commercial bank headquartered in Southington, Connecticut with branches in Bristol.